Baillie Gifford Funds

c/o Baillie Gifford Overseas Limited

Calton Square

1 Greenside Row

Edinburgh

EH13AN

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Filings – Form 40-17G

April 26, 2024

Re:	Fidelity Bond Filing on Form 40-17G/SEC File No. 811-10145 Baillie Gifford Funds (the “Funds”)

Ladies and Gentlemen:

Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement. In accordance with the Rule and the rules and regulations of the U.S. Securities and Exchange Commission, electronically transmitted for filing pursuant to the Rule, is the bond between the Funds and Lloyd’s Syndicate CGM 2488, with a copy of the resolutions of the Board of Trustees, including a majority of Trustees who are not “interested persons” of the Funds, approving the form and amount of the bond. Please be advised that the premium covers the period April 20, 2024 through April 20, 2025.

Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via e-mail at Neil.Riddell@bailliegifford.com.

Sincerely yours, /s/ Neil Riddell Neil Riddell Baillie Gifford Funds

Enclosures

BAILLIE GIFFORD FUNDS

(the “Trust,” and each series of the Trust being referred to as a “Fund”)

Certified extract of the draft minutes of a Meeting of the Board of Trustees of the Trust (the “Board”)

held by in person on March 21-22, 2024.

Fidelity Bond Arrangements*

VOTED:	That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust’s fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

Insurance Arrangements*

VOTED:	That the Trust’s E&O/D&O insurance arrangements, and the Trust’s Side A Difference in Condition insurance arrangements for the Independent Board Members, in the amount, type, coverage and terms (including the premium) presented to this meeting be, and they hereby are, ratified and approved; and that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements.

(*)	Indicates that such matters must be approved by a majority of those Board members who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act of the Trust.

On behalf of the Trust Gareth Griffiths Secretary of Baillie Gifford Funds

BAILLIE GIFFORD FUNDS

(the “Trust,” and each series of the Trust being referred to as a “Fund”)

Certified extract of the draft minutes of a Special Meeting of the Board of Trustees of the Trust (the

“Board”) held by videoconference on April 25, 2024.

Fidelity Bond Arrangements*

VOTED:	That the Board determines, after considering all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of securities in the portfolio of the Trust, that the Trust’s fidelity bond arrangements are reasonable in form and amount; that the amount, type, form, coverage and terms (including the premium) of the fidelity bond arrangements in substantially the form presented to this meeting be, and they hereby are, ratified and approved; that the officers of the Trust be, and each of them singly hereby is, authorized, in the name of and on behalf of the Trust, to take any and all actions necessary to effect such arrangements; and that any past actions of the officers of the Trust consistent with the foregoing be and hereby are ratified and approved.

(*)	Indicates that such matters must be approved by a majority of those Board members who are not “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act of the Trust.

On behalf of the Trust Gareth Griffiths Secretary of Baillie Gifford Funds

Willis Limited 51 Lime Street London Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

CONTRACT
OF
INSURANCE

UMR:	B080154509P24

CONTRACTHOLDER:	Baillie Gifford Funds and as more fully defined in the contract wording

PRINCIPAL ADDRESS:	c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
United Kingdom

TYPE:	Insurance of:
Fidelity Bond Insurance and as more fully defined in the contract wording.

BOND PERIOD:	From: 20 April 2024
To: 20 April 2025
Both Days at 12:01am local standard time at the principal address of the Insured

Willis Limited, Lloyd’s brokers. A Willis Towers Watson Company. Willis Limited is authorised and regulated by the Financial Conduct Authority. Registered office 51 Lime Street, London EC3M 7DQ. Registered number 181116 England and Wales. Registered VAT number GB 334 1289 70

1.  RISK DETAILS

UNIQUE MARKET REFERENCE:	B080154509P24

TYPE:	Insurance of:

Fidelity Bond Insurance and as more fully set forth in the contract wording(s).

CONTRACTHOLDER:	Baillie Gifford Funds

and as more fully set forth in the contract wording(s).

ADDRESS:	c/o Baillie Gifford Overseas Limited
Calton Square
1 Greenside Row
Edinburgh
EH1 3AN
United Kingdom

BOND PERIOD:	From: 20 April 2024
To: 20 April 2025
Both Days at 12:01am local standard time at the principal address of the Insured

INTEREST:	Fidelity Bond Insurance

INSURED INVESTMENT COMPANY:	Baillie Gifford Funds
Baillie Gifford Health Innovation Equities Fund
Baillie Gifford Asia Ex Japan Fund
Baillie Gifford Developed EAFE All Cap Fund
Baillie Gifford EAFE Plus All Cap Fund
Baillie Gifford Emerging Markets Equities Fund
Baillie Gifford Global Alpha Equities Fund
Baillie Gifford Global Stewardship Equities Fund
Baillie Gifford International Alpha Fund
Baillie Gifford International Concentrated Growth Equities Fund
Baillie Gifford International Growth Fund
Baillie Gifford International Smaller Companies Fund
Baillie Gifford Long Term Global Growth Fund
Baillie Gifford Emerging Markets ex China Fund
Baillie Gifford Positive Change Equities Fund
Baillie Gifford U.S. Equity Growth Fund
Baillie Gifford Multi Asset Fund
Baillie Gifford China A Shares Growth Fund
Baillie Gifford Japan Growth Fund

Willis Limited B080154509P24	Page 1

Baillie Gifford U.S. Discovery Fund Baillie Gifford China Equities Fund Baillie Gifford International All Cap Fund

LIMIT (ANY ONE LOSS):	Coverage Form		Limit	Deductible
	1.	Employee	USD 2,500,000	USD 10,000

	2.	On Premises	USD 2,500,000	USD 10,000

	3.	In Transit	USD 2,500,000	USD 10,000

	4.	Forgery or Alteration	USD 2,500,00	USD 10,000

	5.	Extended Forgery	USD 2,500,000	USD 10,000

	6.	Counterfeit Currency	USD 2,500,000	USD 10,000

	7.	Threats to Person	USD 2,500,000	USD 10,000

	8.	Computer System	USD 2,500,000	USD 10,000

	9.	Voice Initiated Transfer Fraud	USD 2,500,000	USD 10,000

	10.	Uncollectible Items of Deposit	USD 2,500,000	USD 5,000

	11.	Audit Expense	USD 2,500,000	USD 5,000

	12.	Unauthorized Signature	USD 2,500,000	USD 10,000

SITUATION:	Worldwide

CONDITIONS:	All terms and conditions as set forth in the contract wording(s), including any endorsements, if applicable (as attached), such wording being: Baillie Gifford Funds - Fidelity Bond Wording

Losses/Claims to be notified via Willis Towers Watson, FINEX - Claims Department, 51 Lime Street, London EC3M 7DQ, United Kingdom

Willis Limited B080154509P24	Page 2

Nothing in this contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract.

COMPANY:	Lloyd’s Syndicate No. 2488 CGM

CLAIMS PAYABLE IN:	USD

NOTICE OF CLAIM NOMINEE:	Notice of all claims and/or circumstances should be made to Insurers via ficlaims@wtwco.com. Notifications may be copied in writing to WTW, FINEX - Claims Department, 51 Lime Street, London EC3M 7DQ, United Kingdom.

CHOICE OF LAW AND JURISDICTION:

his contract (including without limitation any issues arising out of or in connection with its negotiation, validity, enforceability or other noncontractual disputes) is in all respects to be construed in accordance with and governed by the law of New York State, USA only, without regard to New York choice of law principles. Subject to any arbitration provision(s) in the contract (which will prevail over this provision), insurers and the insured agree:

i)  That any dispute(s) arising out of or in connection with this contract are subject to the exclusive jurisdiction of the courts of New York State, USA (or, if applicable, U.S. Federal Courts sitting in New York State) (“the Selected Court”);

ii)  To comply with all requirements necessary to give the Selected Court jurisdiction;

iii)  To waive any objection on the grounds of forum non conveniens or otherwise; and

iv)  To not issue or cause to be issued any legal proceedings in respect of this contract in any country other than the country of the Selected Court except for legal proceedings to enforce a final judgment of the Selected Court or any interim proceedings to protect the position of either party in support of proceedings commenced or to be commenced in the Selected Court

PREMIUM:	USD 10,000 in full for 100% for the Policy Period.

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

Willis Limited B080154509P24	Page 3

PREMIUM PAYMENT TERMS:	None

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURER(S):	12% UK Insurance Premium Tax payable on 100% of the Premium

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:	None

RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

This contract document details the contract terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

NOTICE OF CANCELLATION PROVISIONS:

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the ‘Notice of Cancellation’ standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

By an email to FINEXNOC@willis.com

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will

Willis Limited B080154509P24	Page 4

cause it to be effective irrespective of whether the broker has acknowledged receipt.

Willis Limited B080154509P24	Page 5

Wording

The Company, in consideration of payment of or agreement to pay the required premium, agrees to pay the Insured for:

Insuring Clauses

Employee

1.	Loss resulting directly from Larceny or Embezzlement or any other dishonest, fraudulent or criminal act committed by any Employee, alone or in collusion with others.

On Premises

2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the Insured, while such Property is lodged or deposited at premises located anywhere.

In Transit

3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:
a.	in an armored motor vehicle, including loading and unloading;
b.	in the custody of a natural person acting as a messenger of the Insured; or
c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:
(1)	written records;
(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed; or
(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration

4.	Loss resulting directly from:
a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property; or
b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the Insured authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the Insured, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee, or have been made by Fraudulent Impersonation and have been Authenticated,

Baillie Gifford Funds - Fidelity Bond v2 (160424)	Page 1

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the Schedule of this Bond.

For this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.	Loss resulting directly from the Insured, or any financial institution acting on the Insured’s behalf, having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1)	bear a Forgery or a fraudulently material alteration;
(2)	have been lost or stolen; or
(3)	be Counterfeit; or
b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured having relied on such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

For this INSURING CLAUSE, a mechanically or electronically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.	Loss resulting directly from the receipt by the Insured in good faith of any Counterfeit money.

Threats To Person or Property

7.	Loss resulting directly from surrender of Property or electronic transfer of funds away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive or to do harm to the Property of the Insured provided, however, that prior to the surrender of such Property:
a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the Insured who is not involved in such threat; and
b.	the Insured has made a reasonable effort to notify the Federal Bureau of Investigation or local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the Insured, as set forth in the preceding paragraph, will be deemed to be an Insured hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8.	Loss resulting directly from fraudulent:
a.	entries of data into; or
b.	changes or replication of data elements or programs within,

a Computer System, provided the fraudulent entry, change or replication causes:

Baillie Gifford Funds - Fidelity Bond v2 (160424)	Page 2

(1)	funds or other property to be transferred, paid or delivered;
(2)	an account of the Insured or of its customer to be added, deleted, debited or credited; or
(3)	an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the Insured authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:
a.	received at the Insured’s offices by those Employees of the Insured specifically authorized to receive the Voice Initiated Funds Transfer Instruction;
b.	made by a person purporting to be a Customer, purporting to be acting on behalf of a Customer or purporting to be an Employee authorized by the Insured to give Voice initiated Funds Transfer Instructions to other Employees; and
c.	made by the person for causing the Insured or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the Application furnished to the Company.

Uncollectible Items of Deposit

10.	Loss resulting directly from the Insured having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.	redemptions or withdrawals to be permitted;
b.	shares to be issued; or
c.	dividends to be paid,
from an account of an Insured.

In order for coverage to apply under this INSURING CLAUSE, the Insured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed uncollectible until the Insured’s standard collection procedures have failed.

Audit Expense

11.	Expense incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the Insured and covered by this Bond.

Unauthorized Signature

12.	Loss resulting directly from the Insured having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the Insured’s customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

It will be a condition to the Insured’s right of recovery under this INSURING CLAUSE that the Insured must have on file signatures of all the persons who are signatories on such account.

Baillie Gifford Funds - Fidelity Bond v2 (160424)	Page 3

General Agreements

Additional Companies Included As Insured

A.	If more than one corporation, or Investment Company, or any combination of them is included as the Insured:
(1)	The total liability of the Company under this Bond for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable under this Bond if all such loss were sustained by any one of them.
(2)	Only the first named Insured will be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for effecting or accepting any amendments to or termination of this Bond. The Company will furnish each Investment Company with a copy of the Bond and with any amendment of the Bond, together with a copy of each formal filing of claim by any other named Insured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3)	The Company will not be responsible for the proper application of any payment made hereunder to Contractholder.
(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any Insured will constitute knowledge or discovery by all the Insureds for the purposes of this Bond.
(5)	If the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named on the Application will thereafter be considered as the first named Contractholder for the purposes of this Bond.

Additional Offices Or Employees - Consolidation Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

B.	If the Contractholder, while this Bond is in force, merges or consolidates with another institution, the Insured will not have the coverage, afforded under this Bond for loss which has:
(1)	occurred or will occur on premises; or
(2)	been caused or will be caused by an employee; or
(3)	arisen or will arise out of the assets or liabilities,

of such institution, unless the Insured:

a.	gives the Company written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action; and
b.	obtains the written consent of the Company to extend some or all of the coverage provided by this Bond to such additional exposure; and
c.	on obtaining such consent, pays to the Company an additional premium.

Change Of Control - Notice to a Company

C.	When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED will within ninety (90) days give written notice to the Company setting forth:
(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name);
(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and
(3)	the total number of outstanding voting securities.

Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Baillie Gifford Funds - Fidelity Bond v2 (160424)	Page 4

Creation of Another Fund

D.	If, during the Policy Period, an Insured creates or adopts a company, limited partnership or limited liability partnership to use as a private investment fund, then that company, limited partnership or limited liability partnership is automatically an Insured under this Bond with effect from the date of that creation or adoption (but only with respect to loss first discovered after that creation or adoption).

Court Costs And Attorneys’ Fees

E.	The Company will indemnify the Insured for court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the Insured may recover under this Bond. However, with respect to INSURING CLAUSE 1, this Section will only apply in the event that:
(1)	an Employee admits to being guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act;
(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act; or
(3)	in the absence of (1) or (2) above, an arbitration panel agrees, after a review of an agreed statement of facts between the Company and the Insured, that an Employee would be found guilty of Larceny or Embezzlement or any other dishonest, fraudulent or criminal act if such Employee were prosecuted.

The Insured must promptly give notice to the Company of any such suit or legal proceeding and at the request of the Company must furnish copies of all requested pleadings and pertinent papers to the Company. The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company must be in the name of the Insured through attorneys selected by the Company. The Insured must provide all reasonable information and assistance as required by the Company for such defense.

If the Company declines to defend the Insured, no settlement without the prior written consent of the Company nor judgment against the Insured will determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the Company will have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the Company’s liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in the Schedule for the applicable INSURING CLAUSE, the Company’s liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings will be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the Company for court costs and attorneys’ fees will be in addition to the LIMIT OF LIABILITY stated in the Schedule.

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Definitions

1.	As used in this Bond:

a.	Application means the proposal form for this policy and its attachments, together with all other material information submitted to the Company specifically in connection with the application for this policy.

b.	Authenticated means a method of authenticating the contents of a communication by:
(i)	affixing thereto a valid test key which has been exchanged between the relevant parties for the purpose of protecting the integrity of the communications; or
(ii)	a call back to a person other than the person who initiated the instructions or advices and who is authorised to initiate or approve the transmission of such communication.

c.	Company means the insurer(s) or underwriter(s) subscribing hereto.

d.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the Insured.

e.	Contractholder means Baillie Gifford Funds.

f.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

g.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

h.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the Insured for Voice Initiated Funds Transfer Instruction.

i.	Employee means:
(1)	an officer of the Insured;
(2)	a natural person while in the regular service of the Insured at any of the Insured’s premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the Insured has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;
(3)	a guest student pursuing studies or performing duties in any of the Insured’s Premises;
(4)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(5)	a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s premises;
(6)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this Bond;
(7)	a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured; or

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(8)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
a.	creating, preparing, modifying or maintaining the Insured’s computer software or programs; or
b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured;
(9)	any partner, officer or employee of an investment advisor, an insurer (distributor), a transfer agent or shareholder accounting record keeper, or an administrator, for an Insured while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Insured.

The term Employee does not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Insured or of the investment advisor or insurer (distributor) of such Insured; or
b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in i. (4), (5) and (8) above, and upon payment to the Insured by the Company resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such employers by reason of such acts so committed will, to the extent of such payment, be given by the Insured to the Company, and the Insured must execute all papers necessary to secure to the Company the rights provided for in this Contract.

Each employer of persons as set forth in i.(4), (5) and (8) above and the partners, officers and other employees of such employers will collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in i.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character will not be considered Employees.

j.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

k.	Fraudulent Impersonation means the intentional and fraudulent deceiving of an Employee authorized by the Insured to transfer, pay, deliver or receive funds or property by a Fraudulent Impersonator to believe that such Fraudulent Impersonator is a person authorized to instruct or advise the Insured to authorize, direct or acknowledge the transfer, payment, delivery or receipt of funds or property.

l.	Fraudulent Impersonator only means a natural person purporting to be another natural person for the intentional and fraudulent purpose of deceiving an Employee.

m.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

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n.	Insured either in the singular or plural, means Baillie Gifford Funds, any fund identified as an Insured Investment Company in the Schedule, and any sub-fund, any associated general partner, limited partner, limited liability partner, managing member, limited company, limited liability company or any similar entity.

o.	Items of Deposit means one or more checks or drafts drawn upon a financial institution.

p.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

q.	Policy Period means the period of time shown in the Schedule.

r.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganisation certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; Withdrawal Orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the Insured in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the Insured acquired an interest at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

s.	Relative means the spouse, civil or domestic partner of an Employee or partner of the Insured and any child supported wholly by, or living in the home of, such Employee or partner.

t.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

u.	Subsidiary means any organization that, at the inception date of this Bond, is named in the Application or is created during the Policy Period and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the Insured either directly or through one or more of its subsidiaries.

v.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

w.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2)	of a type commonly dealt in on securities exchanges or markets, and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

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x.	Voice Initiated Election means any election concerning dividend options available to Insured’s shareholders or subscribers which is requested by voice over the telephone.

y.	Voice Initiated Redemption means any redemption of shares issued by an Insured which is requested by voice over the telephone.

z.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

aa.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions

General Exclusions - Applicable to All Insuring Clauses

2.	This Bond does not directly or indirectly cover:

a.	loss not reported to the Company in writing within sixty (60) days after termination of this Bond as an entirety;

b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, does not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the Insured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.	loss of potential income not realized by the Insured;

e.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples, arising from a loss covered under this Bond;

f.	costs, fees and expenses incurred by the Insured in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.	loss resulting from indirect or consequential loss of any nature;

h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the Insured who is not an Employee, acting alone or in collusion with others;

i.	loss, or that part of any loss, resulting solely from any violation by the Insured or by any Employee:
(1)	of any law regulating:
a.	the issuance, purchase or sale of securities;
b.	securities transactions on security or commodity exchanges or the over the counter market;
c.	investment companies;
d.	investment advisors; or
(2)	of any rule or regulation made pursuant to any such law,

except to the extent covered under INSURING CLAUSE 1;

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j.	loss of confidential information, material or data except to the extent that such confidential information, material or data is used to support or facilitate the commission of an act otherwise covered by this Bond;

k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. does not apply to INSURING CLAUSE 1., 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3.	This Bond does not directly or indirectly cover:

a.	loss caused by the dishonest, fraudulent or criminal act of an Employee, provided, however, this Section 3.a. does not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.	loss through the surrender of property away from premises of the Insured as a result of a threat:
(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the Insured, provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or
(2)	to do damage to the premises or Property of the Insured;

and provided further that this Section 3.b. does not apply to INSURING CLAUSE 7;

c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. does not apply to INSURING CLAUSE 10.;

e.	loss of property while in the mail;

f.	loss resulting from the failure of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the Insured provided further that this Section 3.f. does not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the Insured;

g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. does not apply to INSURING CLAUSE 3.;

h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System; or

i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism except when such person accesses such system beyond the authority authorised by the Insured.

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Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4.	This Bond does not directly or indirectly cover:

a.	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. does not apply to INSURING CLAUSE 8.;

b.	loss resulting from forgery or any alteration; provided, however, this Section 4.b. does not apply to INSURING CLAUSE 8.;

c.	loss involving a counterfeit provided, however, this Section 4.c. does not apply to INSURING CLAUSE 6.

General Conditions

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability

5.	At all times prior to termination of this Bond, this Bond will continue in force for the limit stated in the applicable sections of the Schedule, notwithstanding any previous loss for which the Company may have paid or be liable to pay under this Bond provided, however, that the liability of the Company under this Bond with respect to all loss resulting from:
a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
c.	all acts, other than those specified in a. above, of any one person, or
d.	any one casualty or event other than those specified in a., b., or c, above, will be deemed to be one loss and will be limited to the applicable LIMIT OF LIABILITY stated in the Schedule of this Bond irrespective of the total amount of such loss or losses and will not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which:

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or
ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, will be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.	This Bond applies only to loss first discovered by the Insured during the Policy Period. Discovery occurs at the earlier of the Insured’s board of directors, head of legal department, or head of compliance department or equivalent in any jurisdiction being aware of:
a.	facts which may subsequently result in a loss of a type covered by this Bond, or
b.	an actual or potential claim in which it is alleged that the Insured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.	a.	The Insured must give the Company notice of loss at the earliest reasonably practicable moment after discovery, not to exceed sixty (60) days after the end of the Policy Period, in an amount that is in excess of fifty percent (50%) of the applicable DEDUCTIBLE AMOUNT, as stated in the Schedule.

Baillie Gifford Funds - Fidelity Bond v2 (160424)	Page 11

Such notice should be made to the Company via the broker at the following e-mail address:

ficlaims@wtwco.com

The date that the e-mail was sent shall constitute the date that notice was given and proof that the e-mail was sent shall be sufficient proof of notice.

Within thirty (30) working days of the receipt of the information, the Company will provide a written and reasoned statement of its position relating to cover.

b.	The Insured must furnish to the Company proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.	Securities listed in a proof of loss will be identified by certificate or bond numbers, if issued with them.

d.	Legal proceedings for the recovery of any loss under this Bond may not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company.

e.	This Bond affords coverage only in favor of the Insured. No claim, suit, action or legal proceedings may be brought under this Bond by anyone other than the Insured.

f.	Proof of loss involving Voice Initiated Funds Transfer Instruction must include electronic recordings of such instructions.

Deductible Amount

8.	With respect to any one loss, the Company shall only be liable for that amount of the loss which is in excess of the applicable DEDUCTIBLE AMOUNT set forth in the Schedule, but in no event for more than the applicable LIMITS OF LIABILITY stated in the Schedule.

There will be no DEDUCTIBLE AMOUNT applicable to any loss under INSURING CLAUSE 1. sustained by any Insured.

Valuation

9.	BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the Insured in the conduct of its business will be the amount paid by the Insured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Insured for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the Insured in the conduct of its business, for which a claim is made will be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the Insured with the consent of the Company and prior to the settlement of any claim for such Property will be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them will be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value will be fixed by agreement between the parties.

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OTHER PROPERTY

The value of any loss of Property, other than as stated above, will be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

10.	In the event of a loss of securities covered under this Bond, the Company may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to replace securities.

The indemnity required from the Insured under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the Company’s indemnity will be:

a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred percent (100%);
b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the Company may do so as a courtesy to the Insured and at its sole discretion.

The Insured must pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY may be used as payment of premium for any indemnity purchased by the Insured to obtain replacement securities.

Subrogation - Assignment - Recovery

11.	In the event of a payment under this Bond, the Company will be subrogated to all of the Insured’s rights of recovery against any person or entity to the extent of such payment. On request, the Insured must deliver to the Company an assignment of the Insured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Insured, will be applied net of the expense of such recovery in the following order:

a.	first, to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY;
b.	second, to the Company in satisfaction of amounts paid in settlement of the Insured’s claim;
c.	third, to the Insured in satisfaction of the applicable DEDUCTIBLE AMOUNT; and
d.	fourth, to the Insured in satisfaction of any loss suffered by the Insured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company will not be deemed a recovery under this section.

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Cooperation Of Insured

12.	At the Company’s request and at reasonable times and places designated by the Company, the Insured must:
a.	Submit to examination by the Company and subscribe to the same under oath;
b.	produce for the Company’s examination all pertinent records; and
c.	co-operate with the Company in all matters pertaining to the loss.

The Insured must execute all papers and render assistance requested to secure to the Company the rights and causes of action provided for under this Bond. The Insured must do nothing after loss to prejudice such rights or causes of action.

Termination

13.	If the Bond is for a sole Insured, it will not be terminated unless written notice has been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint Insured, it will not be terminated unless written notice has been given by the acting party to the affected party, and by the Company to all Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one Contractholder.

a.	immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials; or
b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured; or
c.	immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The Company must refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an Insured not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is of the type covered under this Bond, and whether against the Insured or any other person or entity, the Insured:

a.	must immediately remove such Employee from a position that would enable such Employee to cause the Insured to suffer a loss covered by this Bond; and
b.	within seventy-two (72) hours of learning that an Employee has committed any dishonest act, must notify the Company, of such action and provide full particulars of such dishonest act.

The Company may terminate coverage as respects any Employee sixty (60) days after written notice is received by each Insured Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.	Coverage under this Bond will apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
a.	the Insured;
b.	a Transportation Company; or
c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

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Other insurance will not be deemed “valid and collectible” if the insurer of that other insurance:

(i)	has paid its full limit of liability under that other insurance in full; or
(ii)	cannot pay due to insolvency.

Conformity

15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond will be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole Insured, no change or modification which would adversely affect the rights of the Insured will be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this Bond is for a joint Insured, no charge or modification which would adversely affect the rights of the Insured will be effective prior to sixty (60) days after written notice has been furnished to all Insureds and to the Securities and Exchange Commission, Washington, D.C., by the Company.

Severability of Application and Non-avoidance

17.	With respect to statements and information provided to the Company in connection with the procurement of this Bond no knowledge of one Insured can be imputed to any other Insured.

The Company must not avoid this Bond, or exercise any other remedy not provided for by this Bond, for any misrepresentation or for any non-disclosure (whether such misrepresentation or nondisclosure is innocent, negligent, fraudulent or otherwise).

However if any fraudulent or dishonest act by an Insured which was not disclosed to the Company before the contract evidenced by this Bond was entered into, but which, had that Insured known that a proposal for this Bond was being made, should have been so disclosed, there is no cover under this Bond for any loss of that Insured in relation to such matters not disclosed to the Company.

Interpretation

18.	In this Bond, unless the context otherwise requires:
1.	singular includes the plural, and vice versa;
2.	the male includes the female and neuter;
3.	all references to specific legislation are to U.S. federal legislation unless otherwise stated and any reference to legislation includes amendments to and re-enactments of such legislation and similar legislation in any jurisdiction (other than with respect to any of the exclusions, except to the extent as may be specifically stated within an exclusion); and
4.	references to positions, offices or titles include their equivalents in any jurisdiction;
5.	headings are descriptive only, not an aid to interpretation;
6.	where prior consent is required by the Company pursuant to any term or condition of this contract, that consent, taking into account all circumstances, will not be unreasonably withheld, conditioned or delayed.

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SANCTION LIMITATION AND EXCLUSION CLAUSE

No insurer will be deemed to provide cover and no insurer will be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

CONTRACTHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sub-limit)

You are notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this contract makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the contract or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your contract for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your contract’s annual premium that is attributable to insurance for such acts of terrorism is: USD -0-.

If you have any questions about this notice, please contact your agent or broker.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Insurers hereon to pay any amount claimed to be due hereunder, the Insurers hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Insurers’ rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd’s America, Inc., Attention: Legal department, 280 Park Avenue, East Tower, 25th Floor, New York, NY 10017, and that in any suit instituted against any one of them upon this contract, Insurers will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Insurers in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the Insured (or Reinsured) that they will enter a general appearance upon Insurers’ behalf in the event such a suit will be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefrom, Insurers hereon designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and designate the above-named as the person to whom the officer is authorized to mail such process or a true copy.

NMA 1998 (24/4/86) Form approved by Lloyd’s Insurers’ Non-Marine Association.

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CRYPTOCURRENCY EXCLUSION

It is agreed that General Exclusions – Applicable to All Insuring Clauses is amended by adding the following:

(l)	loss of cryptocurrency or cryptoassets, or any other electronic or digital medium of exchange or store of value, including but not limited to digital or virtual tokens, except that this exclusion shall not apply to digital fiat currency.

All other terms and conditions remain unchanged.

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2.  INFORMATION

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org

(Re)insurer(s) have seen documents to support the assessment of the risk at the time of underwriting including but not limited to the following:

•	01 Fidelity Bond Proposal Form
•	02 BG Shareholders on Record_95_8768313589538556727
•	03 Original TA Agreement_171252_v(1)

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3.  SECURITY DETAILS

(RE)INSURER’S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer’s liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning “signing” below.

In the case of a Lloyd’s syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member’s proportion. A member is not jointly liable for any other member’s proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd’s, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd’s syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd’s, at the above address.

Proportion of liability

Unless there is “signing” (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its “written line”. Where this contract permits, written lines, or certain written lines, may be adjusted (“signed”).

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd’s syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd’s syndicate, the total of

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the proportions underwritten by all the members of a Lloyd’s syndicate taken together) is referred to as a “signed line”. The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to “this contract” in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07

LMA3333

ORDER HEREON:	100% of 100%

BASIS OF WRITTEN LINES:	Percentage of Whole

BASIS OF SIGNED LINES:	Percentage of whole.

SIGNING PROVISIONS:

In the event that the written lines hereon exceed 100% of the order, any lines written “to stand” will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)	in the event that the placement of the order is not completed by the commencement date of the period of this (re)insurance contract then all lines written by that date will be signed in full;

b)	the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of this (re)insurance contract, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

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WRITTEN LINES

MODE OF EXECUTION CLAUSE

This contract and any changes to it may be executed by:

a.	electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person’s handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;
b.	a unique authorisation provided via a secure electronic trading platform
c.	a timed and dated authorisation provided via an electronic message/system;
d.	an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;
e.	an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.

(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.

It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations.

UMR: B080154509P24

Insured: Baillie Gifford Funds

Written %	Signed and Dated Stamp Incorporating Underwriting Reference
Section 1: Risks in the Rest of the World (excluding the EEA and Monaco but including the UK):		Section 2: Risks in the EEA and Monaco (but excluding the UK):

Details of variation(s) to the contract applying to the above Insurer only:
Details of variation(s) to the contract applying to the above Insurer only:
Premium:	for 100% for the
policy period		Premium:	for 100% for the
Brokerage:	%	policy period
SMB:	%	Brokerage:	%
		SMB:	%

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4.  SUBSCRIPTION AGREEMENT

SLIP LEADER:	Lloyd’s Syndicate No. 2488 CGM

BUREAU LEADER:	If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

BASIS OF AGREEMENT TO CONTRACT	GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001
CHANGES:	A.	In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

		i.	Any contract change will be submitted by Willis Limited for agreement via an ‘ACORD message’;

		ii.	any contract change which requires notification will be notified by Willis Limited via an ‘ACORD message’;

		iii.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate ‘ACORD message’. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

	B.	In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

		i.	It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by

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Willis Limited electronically via email or other electronic means;

ii.	Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:	Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:	Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

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BASIS OF CLAIMS AGREEMENT:	As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with:

	i.	The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

	ii.	The Lloyd’s Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd’s Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

	iii.	IUA claims agreement practices.

	iv.	The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

Single Claims Agreement Party Arrangements

1	Single Claims Agreement Party

1.1	Scope

All claims having, or circumstances assessed by the SLIP LEADER as having, a Claim Amount at or below GBP250,000 or currency equivalent (the Threshold Amount) will be designated a Single Claims Agreement Party Claim (SCAP Claim) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these Arrangements). For the purposes of these Arrangements the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd’s.

1.2	Exceptions

Where:

1.2.1	the Claim Amount is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the Threshold Amount; and/or

1.2.2	after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER’S assessment, there

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is a material risk that the quantum will ultimately exceed the Threshold Amount; and/or

1.2.3	issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4	in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to Dispute Resolution Proceedings,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

2.	Slip Leader Responsibilities

2.1	Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the Claims Information), whether such claim or circumstance is a SCAP Claim and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

2.2	Role of the Slip Leader

A SCAP Claim shall be Determined by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this Contract on the same contractual terms (other than premium and brokerage); and (2) to these Arrangements (Subscribing (Re)Insurers).

When Determining a SCAP Claim, including where the SLIP LEADER may have delegated the Determination of a SCAP Claim, the SLIP LEADER must always:

2.2.1	act in good faith and exercise the reasonable care of a competent (re)insurer; and

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2.2.2	act in the best interest of all Subscribing (Re)Insurers on whose behalf it acts; and

2.2.3	comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd’s, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the Determination of a SCAP Claim and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4	notify either directly or via the Broker, all Subscribing (Re)Insurers of any Dispute Resolution Proceedings commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a Subscribing (Re)Insurer, arising out of or in any way connected with the Determination of a SCAP Claim.

2.3	Reassigning Claims

Where during the life of a SCAP Claim any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1	reassign the SCAP Claim to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2	notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a SCAP Claim outside of these Arrangements if having due regard to the available Claims Information, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a SCAP Claim outside of these Arrangements and to the provisions of the

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applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a SCAP Claim has been reassigned outside of these Arrangements, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a SCAP Claim.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a SCAP Claim outside of these Arrangements, where the exchange rate between Sterling and the currency in which the SCAP Claim has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the Threshold Amount, the claim shall not cease to be a SCAP Claim by reason of the currency fluctuation alone.

2.4	Delegation of Determination

The SLIP LEADER may delegate its Determination of a SCAP Claim to another entity.

Despite its right to delegate the Determination of a SCAP Claim pursuant to these Arrangements the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

2.5	Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

3.	Broker Responsibilities

Notwithstanding the application of these Arrangements, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1	any new claim or circumstance assigned as a SCAP Claim;
3.2	any recommended reserve or reserves for a SCAP Claim;
3.3	any revision to the recommended reserve or reserves for a SCAP Claim;

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3.4	any change in the assignment of a SCAP Claim;
3.5	the receipt of notice of the commencement of any Dispute Resolution Proceedings relating to a SCAP Claim;
3.6	the final Determination of a SCAP Claim, including where a SCAP Claim is denied;
3.7	any receipt of a complaint against (re)insurers;
3.8	any termination of the SLIP LEADER’s authority to Determine claims under clauses 4.1 to 4.3 inclusive; and/or
3.9	where so requested by the SLIP LEADER, the identity and participation of all Subscribing (Re)Insurers.

A Subscribing (Re)Insurer may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

4.	Termination of the SLIP LEADER’s Authority

In the event that the SLIP LEADER:

4.1	becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2	has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3	ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd’s, the authority of that SLIP LEADER to Determine all SCAP Claims shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

5	Professional Advisers

5.1	The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of Subscribing (Re)Insurers where, in its sole discretion, it considers the professional adviser necessary for the Determination of a claim. The SLIP LEADER shall

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supervise the professional adviser throughout the period of their appointment.

5.2	A professional adviser appointed in connection with a SCAP Claim pursuant to clause 5.1 above may, at the SLIP LEADER’s discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser’s fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the Subscribing (Re)Insurers in accordance with their respective shares of the SCAP Claim.

6	Claims Concerns

If a Subscribing (Re)Insurer has a concern regarding the handling of a SCAP Claim by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the Subscribing (Re)Insurer which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to Determine the SCAP Claim to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

7	Intra-(Re)Insurer Dispute Resolution Protocols

Before a Subscribing (Re)Insurer (Claimant) can bring a legal claim against the SLIP LEADER in relation to the Determination of a SCAP Claim or for an alleged breach of its obligations under these Arrangements, it must first attempt to resolve the dispute (Dispute) as follows:

7.1	The Claimant shall notify the SLIP LEADER that it is commencing the Dispute Resolution Protocols prescribed in this clause 7.

7.2	The Dispute shall first be referred to representatives of the SLIP LEADER and of the Claimant who shall meet in a good faith effort to resolve the Dispute. If a resolution is not achieved within 21 days from the date the Dispute was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the Claimant and SLIP LEADER, who shall attempt to resolve the Dispute.

7.3	If the Dispute has not been resolved within 28 days from the date upon which it is referred to senior management, then the Claimant and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA. If the resulting

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mediation fails to resolve the Dispute, then the Dispute shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the Claimant in question.

7.4	All arbitrations arising out of or in connection with a Dispute shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

8	Limitation of Liability

8.1	The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all Subscribing (Re)Insurers on whose behalf it has acted, or is acting, under these Arrangements shall not exceed GBP 500,000 in respect of any one SCAP Claim (Liability Cap).

8.2	If the aggregate liability of a SLIP LEADER in respect of any one SCAP Claim would exceed the Liability Cap, the Subscribing (Re)Insurers shall each be entitled to be paid only a share of the Liability Cap calculated in proportion to the share of the (re)insurance underwritten by each Subscribing (Re)Insurer (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3	A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a Subscribing (Re)Insurer arising out of its breach of the terms of these Arrangements.

8.4	Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER’S liability to the Subscribing (Re)Insurers in respect of damages payable by the Subscribing (Re)Insurers to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a SCAP Claim by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against Subscribing (Re)Insurers.

8.5	Nothing in these Arrangements shall exclude, restrict or limit with respect to the handling of a SCAP Claim a SLIP LEADER’s liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect

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of which it would be unlawful to exclude or restrict liability.

9	Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these Arrangements shall be construed and governed in accordance with the Laws of England and Wales and the Subscribing (Re)Insurers submit to the exclusive jurisdiction of the Courts of England and Wales.

10	Exclusions

10.1	The following types of business (and applicable risk codes for Lloyd’s) are excluded from these Arrangements:

	10.1.1	Binding Authorities;

	10.1.2	Proportional & Quota Share Treaties.

10.2	The following forms of settlement are excluded from these Arrangements:

	10.2.1	ex gratia payments of any kind;

	10.2.2	commutation agreements.

Definitions

In these Arrangements, unless the context otherwise requires, the following words shall have the following meanings:

Claim Amount means:
●	in relation to each SCAP Claim, the total amount claimed (after the application of any applicable deductible(s));or

●	in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

●	by the (re)insured from all (re)insurers under the Contract including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the Contract pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a SCAP Claim.

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Claims Information means the information contained within a notification or provided by the (re)insured or its agent in relation to a SCAP Claim. It also includes all information obtained by the SLIP LEADER or provided by any Professional Adviser employed by (re)insurers.

Contract means, for the purposes of these Arrangements, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

Determination/Determine means all claims handling activities necessary (including the appointment and instruction of any Professional Advisers) in order to: (i) accept or deny a SCAP Claim, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the SCAP Claim by agreement or, negotiation.

Dispute Resolution Proceedings means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against Subscribing (Re)Insurers in any jurisdiction.

LMA9150
01 February 2018

CLAIMS AGREEMENT PARTIES:	A.	Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.

For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.

	B.	For all other claims:

	i)	For Lloyd’s syndicates:

The leading Lloyd’s syndicate and, where required by the applicable Lloyd’s Claims Scheme, the second Lloyd’s syndicate.

The second Lloyd’s Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd’s syndicate has the largest signed line and, in the event of there being more than

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one of those, whichever Lloyd’s syndicate entered the contract on PPL the earliest of them.

ii)	Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii)	Those companies that have specifically elected to agree claims in respect of their own participation.

iv)	All other subscribing insurers that are not party to the Lloyd’s/IUA claims agreement practices, each in respect of their own participation.

v)	Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

CLAIMS ADMINISTRATION:	Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd’s syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers’ associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

For Non Bureaux Insurers only

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

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RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:	None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

EXPERT(S) FEES COLLECTION:	In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

SETTLEMENT DUE DATE:	19 June 2024

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1.	the inception date of the risk or

2.	the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

INSTALMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.

ADJUSTMENT PREMIUM PERIOD OF CREDIT:	Not applicable unless detailed here.

BUREAUX ARRANGEMENTS:	Premium Processing Clause

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

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Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

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Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd’s, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd’s premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•	issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to “Slip Leader” and “Slip Leader only” herein are deemed to read “Insurers”.

NON-BUREAUX ARRANGEMENTS:	Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

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In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)	the date of receipt by Willis Limited for premiums
b)	the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

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5.  FISCAL AND REGULATORY

TAX PAYABLE BY INSURER(S):	None

COUNTRY OF ORIGIN:	United Kingdom

REGULATORY RISK LOCATION:	United Kingdom

OVERSEAS BROKER:	Direct Insured

US CLASSIFICATION:	Non-Regulated - Non US Risk

ALLOCATION OF PREMIUM TO CODING:	BB - 100%

REGULATORY CLIENT CLASSIFICATION:	Commercial - Large Risk

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6.  BROKER REMUNERATION AND DEDUCTIONS

FEE PAYABLE BY CLIENT?:	Yes

TOTAL BROKERAGE:	0%

OTHER DEDUCTIONS FROM PREMIUM :	None

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Policy Number: (UMR) B080154509P24

SECURITY DETAILS

REFERENCES

UMR (Unique Market Reference): B080154509P24

Date contract printed to PDF: 09:23 19 April 2024

SIGNED UNDERWRITERS

Chubb	Slip Leader

100% Written	A	K	F	H	6	O	A	T	6	6	1	2	BB
100% Signed	09:22 19 April 2024 Lloyd’s Underwriter Syndicate No. 2488 CGM, London, England Martin Borgquist Bound as Lloyd’s Leader

Line Conditions

Chubb uses the personal information which your broker supplies to us for underwriting, policy administration, claims management and other insurance purposes, as further described in our Master Privacy Policy, available at www.chubb.com.

Chubb European Group SE (CEG) is a subsidiary of a US parent and Chubb Limited, a NYSE listed company. Consequently CEG is subject to certain US laws and regulations in addition to EU, UN and national restrictions which may prohibit it from providing cover or paying claims to certain individuals or entities and from insuring certain types of activities related to certain countries such as, but not limited to, Iran, Syria, North Korea, Sudan, Crimea and Cuba

Chubb European Group SE is responsible for EEA and UK premium taxes only.

Market Submission - Security Details	Page 1 of 2	09:23 19 April 2024

Policy Number: (UMR) B080154509P24

SETTLEMENT INFORMATION

Allocation of Premium to Coding

BB at 100%

Allocation of Premium to Year of Account

2024

Terms of Settlement

Settlement Due Date:	19 June 2024

Instalment Premium Period of Credit:	0

Adjustment Premium Period of Credit:	0

Chubb

Lloyd’s Leader

Martin Borgquist

Market Submission - Security Details	Page 2 of 2	09:23 19 April 2024